May 6, 2005


Mail Stop 04-06

Steven E. Curd
Chief Executive Officer
VantageMed Corporation
11060 White Rock Road, Suite 210
Rancho Cordova, California 95670

Re:  	VantageMed Corporation
	Registration Statement on Form S-2
      Filed April 7, 2005
      File No. 333-123915

Dear Mr. Curd:

      	This is to advise you that we have limited our review of the above registration statement to the matters addressed below.
No
further review of the registration statement has been or will be made.

	Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

REGISTRATION STATEMENT ON FORM S-2

Selling Stockholder, page 12

1.	You refer to the use of the prospectus by transferees of the selling shareholders listed on page 12, and the list is presented as of March 15, 2005. Please revise to clarify that the transferees who may use the prospectus are transferees of the named selling shareholders who acquire their shares in transfers after the effective date. Additionally, please revise so that the selling shareholder information is presented as of the effective date.
2. Further, please revise your disclosure to identify the natural persons exercise the sole or shared voting or dispositive powers over securities offered by the following holders:
* Merriman Curhan Ford & Co.;
* Leaf Investment Partners, L.P.;
* Leaf Offshore Investment Fund, Ltd.; and
* Altinger Family, LLC.
For guidance, please refer to Exchange Act Rule 13d-3 and Interpretation I.60 of the July 1997 manual of publicly available Division of Corporation Finance telephone interpretations.
3. Tell us whether any of the legal entities that are selling stockholders are affiliates of broker-dealers. If any of the selling stockholders are affiliates of a broker-dealer, but this is not an indirect primary offering, clearly state in your prospectus whether:
* the sellers purchased in the ordinary course of business and
* at the time of the purchase of the securities to be resold, the sellers had no agreements or understandings, directly or indirectly, with any person to distribute the securities

Plan of Distribution, page 13
4. You indicate that selling shareholders may sell shares of common
stock short and that they may "deliver these securities" to close out
their short positions. Please refer to interpretation A.65 of the July 1997 manual of publicly available telephone interpretations and revise accordingly.  Confirm to us that each of the selling
security
holders is aware of the referenced telephone interpretation. Finally, in your response letter, please tell us whether any of the selling shareholders have established material short positions and if
so, provide your analysis concerning whether a description of those
short positions is a material term of the plan of distribution that
should be described to provide the information specified by Item
508
of Regulation S-B.

Exhibits 5.1 - Legal Opinion
5. In the opinion you indicate that admitted to practice in California and New York. It is not appropriate to include language in the opinion that implies counsel may not be qualified to opine on the law of the state of incorporation. Since VantageMed is a Delaware corporation, the legality opinion necessarily involves matters of Delaware law. We will not object to your opinion, if you eliminate the statements referring to admission only in states other than Delaware.
6. Further, as you are registering equity securities, counsel must opine on the corporate laws of the jurisdiction of incorporation of the registrant. For example, counsel should state that is opining as to Delaware law. In this respect, Delaware law refers to statutory provisions, all applicable provisions of the Delaware Constitution, and reported judicial decisions interpreting these laws.
7. Revise to eliminate the last sentence of the opinion. This sentence appears to inappropriately limit investor reliance on this opinion.


							*  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.




      If you have any questions, please contact Neil Miller at
(202)
551-3442.  If you need additional assistance you may contact me at
(202) 551-3462 or Barbara C. Jacobs, Assistant Director, at (202)
551-3730.


							Sincerely,



							Mark P. Shuman
							Branch Chief - Legal



cc:  	Kevin A. Coyle, Esq. (via facsimile)
	DLA Piper Rudnick Gray Cary US LLP
	400 Capitol Mall, Suite 2400
	Sacramento, CA 95814-4428
	Facsimile No. (916) 930-3201

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VantageMed Corporation
File No.  333-123915
May 6, 2005
Page 1